Exhibit 99.2

RECENT DEVELOPMENTS

Inauguration of world’s largest ethane cracker in Ras Laffan, Qatar

On May 4, 2010, TOTAL S.A. (“TOTAL”) announced the inauguration of the world’s largest olefin cracker based on ethane in Ras Laffan, Qatar. With a production capacity of 1.3 million tons of ethylene per year, the Ras Laffan Olefin Cracker (RLOC) will feed the new Qatofin polyethylene plant inaugurated in Mesaieed last November. Total Petrochemicals, through its participations in Qapco and Qatofin, joint ventures with Qatar Petroleum, holds 22.2% of RLOC. The other partners are Qatar Petroleum and Chevron Phillips Chemical Company.

The ethane feedstock used in the Ras Laffan cracker comes from the North Field, a giant offshore gas field in which TOTAL holds interests through the Dolphin and Qatargas I and II projects. The natural gas (methane) is treated for export in the liquefaction plants also based in Ras Laffan and the associated ethane produced at Dolphin will be used by the Ras Laffan cracker as raw material for the petrochemical industry.

Closing of the public tender offer and processing of the squeeze out for the shares issued by the company Elf Aquitaine

On April 30, 2010, TOTAL announced the closing of the public tender offer (the “Offer”) and processing of the squeeze out for the shares issued by the company Elf Aquitaine.

The Offer was made exclusively in France. The Offer was not subject to registration or visa outside France. Holders of Elf Aquitaine shares located outside France could not participate in the Offer, except if the laws and regulations of the jurisdiction to which such holders were subject allowed such participation. Participation in the Offer and the distribution of materials regarding the Offer may be subject to restrictions outside France. The Offer was not directed at persons who were subject to such restrictions, neither directly, nor indirectly, and could not be accepted in any manner by a holder located in a country where the Offer was subject to such restrictions.

For regulatory reasons, access to information regarding the Offer is restricted. Persons that are residents of, or presently located in, the United Kingdom, the United States, Australia, Canada and Japan, or are otherwise deemed to be a U.S. person, are restricted from accessing the information on TOTAL’s Web site related to the Offer.

Norway: TOTAL sells its interests in the Valhall and Hod fields to BP

On April 27, 2010, TOTAL announced the signing of an agreement for the sale of its interests in the Valhall (15.72%) and Hod (25%) fields, in the Norwegian North Sea, to BP. This transaction, amounting to $991 million, is subject to partners’ consent and approval by relevant authorities in the upcoming weeks.

Located 285 kilometers off the Norwegian coast in a water depth of 70 meters, Valhall was discovered in 1975 and started producing in 1982. This field reached an average equity production of approximately 8,000 barrels of oil equivalent per day (boe/d) in 2009.

Hod, approximately 13 kilometers south of Valhall, was discovered in 1974. Production started in 1990 and reached an average equity production of about 1,000 boe/d in 2009.

TOTAL is a leading North Sea oil and gas industry investor and operator. The sale of these non-strategic interests is part of the Group’s ongoing optimization of its upstream assets.

Gulf of Mexico: TOTAL transfers its interests in Virgo and Matterhorn to W&T Offshore, Inc.

Total E&P USA, Inc., a wholly-owned subsidiary of TOTAL, announced on April 8, 2010, the transfer of its interests in three federal offshore lease blocks in the Gulf of Mexico to W&T Offshore, Inc., effective January 1, 2010. Under the terms of the agreement, W&T Offshore, Inc. will receive TOTAL’s 64% interest in Viosca Knoll Blocks 822 and 823 (Virgo) and 100% interest in Mississippi Canyon Block 243 (Matterhorn).

Virgo gas field was discovered in 1997 and started producing in 1999. Located in the continental shelf in a water depth of 345 meters, Virgo reached an average production of approximately 2,000 barrels of oil equivalent per day (boe/d) at year-end 2009.

The Matterhorn oil and gas field was discovered in 1999 in a water depth of 850 meters. Production started in 2003 and reached an average production of about 5,000 (boe/d) at year-end 2009.

In selling these non-strategic assets, TOTAL finalizes the reorganization of its activities in the Gulf of Mexico, focusing on areas of growth in the deep offshore.

Angola: Two new oil discoveries on deep offshore Block 15/06

TOTAL announced on April 7, 2010, that its subsidiary, TEPA (Block 15/06), Limited, and its partners have made two important oil discoveries in Angola at the Nzanza-1 and Cinguvu-1 wells, in the deep waters of the Angolan offshore.

Nzanza-1 and Cinguvu-1 wells, located in Block 15/06 some 350 kilometers North-West of Luanda, were drilled in a water depth of 1,400 meters. They reached a total depth of respectively 3,008 meters and 3,023 meters. Both wells encountered oil pay in sands of Lower Miocene age with good reservoir characteristics.

During production tests, Nzanza-1 well produced an 18° API oil at rates above 1,600 barrels per day (b/d). An analysis of the results indicates a potential for future production wells in excess of 5,000 b/d per well, when associated to artificial lift. At the Cinguvu-1 well, the production test, limited by surface facilities, reached a flow of 6,400 b/d of a 23° API oil.

After the Sangos-1 and N’Goma-1 discoveries in 2008 and Cabaça Norte-1 in 2009, these new discoveries confirm the potential of Block 15/06 in Angola.

TEPA (Block 15/06), Limited, holds a 15% interest in the Block 15/06, operated by Eni.

These two recent discoveries, together with the former ones at Ngoma-1 and Sangos-1, all located in the northwestern part of the permit, are being evaluated in view of the proceeding with a first development hub in Block 15/06.

TOTAL Sells Mapa Spontex to U.S.-Based Jarden Corporation

On April 6, 2010, TOTAL announced that on April 1 it closed the sale of its consumer specialty chemicals business, Mapa Spontex, to U.S.-based Jarden Corporation for €335 million.

Mapa Spontex is a global manufacturer and distributor of baby care and home care products, with leading positions in Europe, Brazil and Argentina. Its portfolio includes baby bottles and nipples, sold primarily under the NUK®, Tigex®, Lillo®, Fiona® and First Essentials® brands, as well as sponges, rubber gloves and cleaning products, sold primarily under the Mapa® and Spontex® brands.

U.S.-based Jarden is listed on the New York Stock Exchange and has an international presence, with more than 20,000 employees worldwide. It manufactures and markets niche consumer products and has around 100 brands in its portfolio. Mapa Spontex’s activities are a strategic fit with Jarden’s portfolio and do not compete with its other brands. This acquisition significantly expands Jarden’s international presence.

Yemen LNG Starts Second Natural Gas Liquefaction Train

TOTAL announced on April 2, 2010, that the second train of the Yemen LNG natural gas liquefaction plant has started production. Combined with liquefied natural gas (LNG) production from the first train, commissioned on October 15, 2009, it is expected to enable the Yemen LNG plant to reach its full capacity.

Facts and figures about the Yemen LNG project:

•	A $4.5 billion investment, the biggest ever made in Yemen.

•	A 320-kilometre gas pipeline carries feed gas from Block 18 in central Yemen’s Marib region to the Balhaf liquefaction plant on the country’s southern coast.

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With the startup of the second train, total production capacity reaches 6.7 million tons of LNG per year, equal to a hundred cargos to be delivered each year over 25 years. Since the start-up of the first train, 18 cargos have already been delivered to South Korea, the United States, China, Spain and Mexico.

TOTAL is the main shareholder in Yemen LNG, with an interest of 39.62%, alongside state-owned Yemen Gas Company (16.73%), Hunt Oil Company (17.22%), SK Energy (9.55%), Korea Gas Corporation (6%), Hyundai Corporation (5.88%) and Yemen’s General Authority for Social Security and Pensions (GASSP, 5%).

Angola: Second oil discovery on deep offshore Block 17/06

TOTAL announced on April 1, 2010, that its subsidiary, TEPA (Block 17/06) Limited, and Sociedade Nacional de Combustíveis de Angola (Sonangol E.P.), have discovered hydrocarbons in the north-eastern area of the deep offshore block 17/06.

The Begonia-1 well is the second successful exploration well on Block 17/06, after the Gardenia-1 well. Drilled in a water depth of 453 meters, the well discovered hydrocarbons in reservoir of Miocene age and produced more than 6,000 barrels per day of high quality oil (36° API) during a production test.

Sociedade Nacional de Combustíveis de Angola (Sonangol) is the concessionaire of the Block 17/06. TEPA (Block 17/06) Limited is the operator of the Block 17/06 with a 30% stake. TOTAL’s partners in the block are Sonangol Pesquisa e Produção S.A. (30%), Sonangol Sinopec International (SSI) Seventeen Limited (27.5%), ACREP Bloco 17 S.A. (5%), Falcon Oil Holding Angola S.A. (5%) and PARTEX Oil and Gas (Holdings) Corporation (2.5%).

France: TOTAL obtains the Montelimar permit to evaluate the gas shale potential of the area

On March 31, 2010, TOTAL announced having obtained the Montelimar Permit in France by ministerial decree dated as of March 1, 2010. This exploration permit, granted for a five-year period, covers a surface of 4,327 square kilometers that spans from the south of Valence to the region of Montpellier, in the south of France.

This permit, which will be operated by TOTAL, has been jointly attributed to TOTAL and to a subsidiary of the American group Devon. Devon having decided at the end of 2009 to focus its activities in North America, TOTAL also announced having acquired Devon’s French affiliate. Through this transaction, which is subject to ministerial approval, TOTAL will hold a 100% stake in the license.

With this new permit, and further to the acquisition of a 25% interest in Chesapeake’s permit in the Barnett Shale play in the United States at the end of 2009, TOTAL confirms its willingness to develop its activities in non-conventional gas.

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